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                                                                    Exhibit 99.6

                           STOCK PURCHASE AGREEMENT

          AGREEMENT (this "Agreement'), dated as of July 29, 1999, by and between MEDICAL ADVISORY SYSTEMS, INC. (the "Seller") and SACNAS INTERNATIONAL (the "Purchaser").

          WHEREAS, the Seller and the Purchaser entered into a binding letter agreement (the "Letter Agreement") dated March 8, 1999, pursuant to which (i) the Seller agreed to sell to the Purchaser 250 shares (the "Shares") of the issued and outstanding common stock, $100 par value, of ASSISTANCE SERVICES OF AMERICA, INC. (the "Company"), which shares constitute 50% of the total issued and outstanding common stock of the Company; (ii) the Purchaser forgave as of the date of the Letter Agreement the remaining balance, in the approximate amount of $250,000 (two hundred fifty thousand U.S. dollars), of a loan (the "Loan") made by the Purchaser to the Seller in the original principal amount of $500,000 (five hundred thousand U.S. dollars); (iii) the Seller paid to the Purchaser accrued interest on the Loan to the date of forgiveness of the Loan in the amount of $57,000 (fifty seven thousand U.S. dollars) and Seller has no further obligations for repayment of the Loan or under the Loan Agreement dated September 10, 1996; (iv) the Seller redeemed 295,378 (two hundred ninety-five thousand three hundred seventy-eight) shares of the common stock of the Seller owned by the Purchaser for the consideration of a payment by the Seller to the Purchaser of FrF 700,755 (seven hundred thousand seven hundred fifty-five French francs) being approximately equivalent to $164,000 (one hundred sixty-four thousand U.S. dollars); (v) each of Thomas M. Hall and Ronald W. Pickett resigned as an officer and as a director of the Company and Jean-Paul Babey resigned as a director of the Seller, effective March 8, 1999; (vi) the joint venture between the Seller and the Purchaser terminated, effective March 8, 1999, and neither the Seller nor the

Purchaser has any obligation to the other respecting such joint venture, including without limitation obligations under that certain joint venture contract between the Purchaser and the Seller dated June 1993 and any amendments thereto (collectively, the "Joint Venture Agreement"); (vii) the Purchaser has paid to the Seller a $164,000 Transition fee to compensate the Seller for unaccountable expenses and costs associated with the transition of business contemplated by the parties; and (viii) the Seller and the Purchaser agreed to certain transitional relationships prior to and subsequent from July 30, 1999, which relationships shall be the subject of a separate services agreement (the "Services Agreement") to be negotiated in good faith by the Seller and the Purchaser between the Closing Date (as defined below) and July 30, 1999;

          WHEREAS, the Seller and the Purchaser timely completed on or about March 8, 1999 all actions, requirements and obligations to effectuate and complete the transactions described in subparagraphs (ii), (iii), (iv), (v),
(vi) and (vii) above, all in accordance with the terms of the Letter Agreement;

          WHEREAS, by entering into this Agreement, the Seller and the Purchaser shall complete all actions, requirements and obligations to effectuate the transaction described in subparagraph (i);

          NOW, THEREFORE, in consideration of the covenants and mutual agreements herein set forth and in reliance upon the representations and warranties contained herein, the parties do hereby agree as follows:

Section 1.   Sale and Purchase of the Shares.

          Subject to all of the terms and conditions hereof, the Seller hereby agrees to deliver to the Purchaser on the date of the Closing (as hereinafter defined) the Shares, free and clear of all liens, and the Purchaser hereby agrees to pay to the Seller the purchase price in accordance with Section 2 hereof.

Section 2.   Purchase Price.

          The purchase price for the Shares shall be $25,000 (twenty-five thousand U.S. dollars) (the "Purchase Price"), payable by delivery to the Seller at the Closing of certified or bank cashier's checks made payable to the order of the Seller (the "Closing Payment").

Section 3.   The Closing.

          The delivery of and payment for the Shares will be effected at a closing (the "Closing") to be held at the Company's offices in Owings, Maryland on July 30, 1999, or at such other place and date as shall be agreed upon by the parties hereto (the "Closing Date"). At the Closing:

          (a) the Seller shall deliver to the Purchaser a stock certificate or certificates for the Shares, duly endorsed in blank or with blank stock powers attached and with the requisite stock transfer stamps, if any, attached; and

          (b) the Purchaser shall deliver to the Seller the Closing Payment.

Section 4.   Representations and Warranties.

          The Seller hereby makes the following representations and warranties to the Purchaser:

          (a) Ownership of Shares. The Seller is the sole and exclusive registered and beneficial owner of the Shares free and clear of all liens. The Shares are fully paid and nonassessable. No other person, firm or corporation has any interest whatsoever in any of the

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Shares. The sale of the Shares vests absolute title to the Shares in the
Purchaser directly, free of any liens, options, agreements or conditions.

          (b) Authority and Enforceability. The Seller has the full right, corporate power and authority to enter into and perform its obligations under this Agreement, and to transfer the Shares to the Purchaser, free and clear of any statutory, contractual or other limitations. This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable against Seller in accordance with is terms.

          (c) Absence of Litigation. No action, suit or proceeding before any court or governmental body or authority, pertaining to the transactions contemplated by this Agreement or to its consummation has been instituted or threatened.

          (d) Capital of Company. The Company has an authorized capital of 1,500,000 shares of common stock, par value $100 per share, of which 500 shares are issued and outstanding. The Shares represent the Seller's entire interest in the Company.

          The Purchaser hereby represents and warrants to the Seller:

          (aa) Authority and Enforceability. The Purchaser has all requisite power and the full right and authority to enter into and perform its obligations under this Agreement. The Purchaser has taken all necessary action on its part as may be required under applicable laws, under its constituent documents, or otherwise to authorize the execution, delivery and carrying out of the Agreement on its behalf. This Agreement constitutes a valid and legally binding obligation of the Purchaser enforceable against it in accordance with its terms.

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Section 5.   Conditions to Purchaser's Obligations.

          The obligations of the Purchaser to proceed with the Closing and to consummate the transactions contemplated hereby shall be subject to the fulfillment at or before the Closing of the following conditions precedent:

          (a) The Purchaser shall have completed to its sole satisfaction its due diligence investigation in connection with the transactions contemplated by this Agreement.

          (b) All representations and warranties by the Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing as though such representations and warranties were made at and as of that time.

          (c) As of Closing, there shall not be pending or threatened before any court or governmental body or authority any action, suit, proceeding, injunction or other order challenging, restraining or prohibiting the transactions contemplated by this Agreement.

Section 6.   Conditions to Seller's Obligations.

          The obligations of the Seller to proceed with the Closing and to consummate the transactions contemplated hereby shall be subject to the fulfillment at or before the Closing of the following conditions precedent:

          (a) All representations and warranties by the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing as though such representations and warranties were made at and as of that time.

          (b) As of Closing, there shall not be pending or threatened before any court or governmental body or authority any action, suit, proceeding, injunction or other order challenging, restraining or prohibiting the transactions contemplated by this Agreement.

Section 7.   Additional Obligations.

          (a) As promptly as practicable, but in all events within fifteen (15) days after the execution of this Agreement, the Seller will return to the Company all documents, files or copies related to the Mondial Assistance International Network (the "Network"), it being understood that with the Purchaser's express prior written consent, the Seller may retain documents reasonably necessary for the future provision of services by the Seller to the Company. Except as expressly provided in this Agreement or in any Services Agreement that the parties may hereafter execute or deliver, the Seller hereby agrees not to use or participate in such Network from and after the date hereof without the express prior written consent of the Purchaser.

          (b) As promptly as practicable after the execution of this Agreement, each of the Purchaser and the Seller shall, in cooperation with the other, file any reports or notifications that may be required to be filed or supplied by them pursuant to applicable law in connection with the transactions contemplated hereby.

          (c) From and after the date hereof, each party shall execute and deliver such documents and take such actions as may reasonably be requested by the other party in order to consummate or effect the transactions contemplated hereby.

          (d) From and after the date hereof through and including July 30, 1999, the Seller shall provide to the Company, upon the Purchaser's request, such case-management
                                      -6-
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services as the Company may require at fees equal to those fees currently charged by the Seller to the Company for such services (as detailed in Exhibit
A), it being understood that neither the Purchaser nor the Company is or shall be under any obligation whatsoever to request such services, and that the Company shall not be prohibited from obtaining similar services from a service provider other than the Seller. However, should the Purchaser request such casemanagement services from the Seller, Purchaser will allow Seller to continue to use and have access to the Mondial Assistance International Network, Section 7(a) of this Agreement notwithstanding. In addition, should such case-management services be requested by Purchaser, Purchaser (or the Company) will provide a sufficient advance of funds to Seller to cover all external fees and payment guarantees (so-called CADE expenses) incurred by Seller in providing the requested case-management services. On or before the Closing Date, Purchaser agrees to pay (or cause to be paid) all outstanding invoices issued by Seller to Company, and to pay (or cause to be paid) all subsequent invoices within 30 days of issuance by Seller. Seller has no obligation under this Agreement to provide case-management services above current levels of support to the Company, or beyond the capacity of Seller's current personnel.

          (e) The Seller agrees that, from and after the date hereof through and including July 30, 1999, the Company may continue to use the four existing offices it currently occupies and shall continue to have reasonable access to the conference room, computer network cables and common areas of the Seller's building in which it currently operates. In addition, through and including July 31, 1999, the Company may continue to use the dedicated telephones lines listed on Exhibit A hereto, and related services. It is understood and agreed by the parties that such lines, while registered in the name of the Seller with relevant telephone companies, are to be transferred to the Company in connection with the sale of stock that is the subject of this

Agreement, and the Seller hereby agrees to promptly take any and all actions reasonably necessary to effect such transfer of lines to the Company as soon as practicable. Any internal transfers of telephone lines shall be by mutual agreement of the Seller, the Purchaser and the Company and shall be made by the Seller at no cost to either the Purchaser or the Company. Transfers of telephone lines by the Company to a new office location shall be at the Company's expense. After July 30, 1999, the Company may, but need not, request the Seller to negotiate in good faith a new service agreement respecting the matter set forth in this Section 7 (d), but the Seller shall have no obligation to provide any services absent a mutually satisfactory agreement.

          (f) As promptly as practicable, but in no event later than July 30, 1999, the Seller shall return to the Company all Company files in the Seller's possession, including without limitation correspondence, e-mail, accounting books and records, legal records, invoices, insurance policies and electronic databases, and the Purchaser shall cause the Company to return to the Seller all files of the Seller in the Company's possession, it being understood that no party shall be required to return to any other party any medical records that must as a matter of law and in accordance with an opinion of legal counsel (which opinion shall be delivered in writing to any party hereto upon any other party's reasonable request) be retained by such party. Except as provided in the foregoing sentence, no party shall retain any copies of any such records without the express written consent of the other.

          (g) The Seller agrees that the Company may hire any member of the operational staff of the Seller who is currently devoted to the "Maison de la France" contract, as well as Ian Pratt, Sandy Eichorn and Lynn Phillips, it being understood that the Company shall not be entitled hereby to offer employment to any other employee of the Seller.

          (h) In accordance with Paragraph 9 of the Letter Agreement, and in lieu of any obligation under Section 12.2 of the Joint Venture Agreement which the parties agree shall be amended hereby and of no further force and effect, Seller and Purchaser hereby agree that the phrase "not interfere with the business of the other for a period not less than 2 years after the date of this letter" shall mean and shall be interpreted as follows:

              (i) During the Restricted Period (as hereinafter defined), Seller shall not engage in any business wherein Seller (A) actively markets for Seller's own account and as Seller's business enterprise (and not as the operator of an internet or telephone call center) travel medical assistance insurance policies in the United States of America ("USA"), and (B) provides roadside travel and emergency services through insurance policies or otherwise in the USA.

              (ii) During the Restricted Period, Purchaser shall not engage in any business activity in the USA wherein Purchaser (A) provides medical assistance services and other assistance services to the maritime industry, and
(B) provides 900-number telephone medical information or internet real-time medical chat services.

              (iii) For purposes of this Agreement, the Restricted Period shall commence on March 8, 1999 and shall end on March 8, 2001.

          (i) Each of the Purchaser and the Seller hereby agrees to indemnify the other and to hold the other harmless against any and all demands, claims, losses, liabilities, damages, costs end expenses (including without limitation attorneys' fees) which it may incur, directly or indirectly, relating to, resulting from or arising out of a breach of any obligation of the other under this Agreement, or because any representation or warranty by the other contained herein is false in any material respect as of the Closing Date.

          (j) The Seller and the Purchaser hereby acknowledge and agree that the parties have fully performed, on or about the date of the Letter Agreement, all actions, requirements, duties and obligations with respect to the transactions described in (ii), (iii), (iv), (v), (vi) and (vii) of the Recitals of this Agreement and all such transactions have been fully completed and consummated. The Seller and the Purchaser further acknowledge that the provisions of this Agreement are intended solely by them to fully and properly effectuate the transactions described in (i) of the Recitals above. In the event of any inconsistency or conflict between this Agreement and the Letter Agreement, the provisions of this Agreement shall control and govern.

Section 8.   Releases.

          Excepting any rights of contribution with respect to third party claims of third parties who are not affiliates of either party and any obligations to be performed or completed by the parties under the provisions of this Agreement subsequent to the date hereof (the "Excluded Obligations"), each of the Seller and the Purchaser, on behalf of itself and its parents, subsidiaries, affiliates, successors and assigns, does hereby release and discharge the other party, and each of its directors, officers, employees, agents, successors and assigns, from and against any and all claims, demands, actions, causes of action, liabilities, obligations, damages, costs or expenses, including reasonable attorneys' fees, known to the parties on the closing date arising from the relationship of the Seller and the Purchaser in any and all transactions whatsoever, including, without limitation, the formation and operation of the Company and the Joint Venture, which occurred, was taken, existed or began prior to the date of this Agreement. The foregoing release excludes and excepts only the Excluded Obligations. Each of the Seller and the

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Purchaser hereby covenant and agree not to sue the other party with regard to any matter which has been released as described in this Section 8. The parties agree to execute such other documents and to take such further actions as reasonably required to confirm the releases set forth herein. The provisions of this Section 8 shall be effective upon the execution of this Agreement and shall survive the Closing and shall continue in full and effect from and after the date of this Agreement.

Section 9   Miscellaneous.

          (a) The representations and warranties contained in Section 4 hereof shall survive the delivery of the Shares referred to in Section 3 hereof.

          (b) This Agreement shall be binding on, and shall inure to the benefit of and be enforceable by, the respective successors and assigns of the parties hereto.

          (c) This Agreement shall constitute the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended or any term or provision thereof waived or discharged except in a writing signed by the party against whom such amendment, modification, waiver or discharge is sought to be enforced.

          (d) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of France.

          (e) Each of the parties shall bear is own costs and expenses in connection with the negotiation, preparation, execution and delivery of this Agreement.

          (f) The subject headings of the sections, paragraphs and subparagraphs of this Agreement are included for the purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on and as of the date first above written.


                                    MEDICAL ADVISORY SYSTEMS, INC.


                                    ------------------------------------
                                    By:
                                    Title:


                                    SACNAS INTERNATIONAL


                                    ------------------------------------
                                    By:
                                    Title:

                       SI - MAS Stock Purchase Agreement
                                  Exhibit - A

                                                     Case Fee
                                                (In U.S. Dollars)
Medical Case US                                       257.16
Medical case Mondial Group country                    107.12
Medical case Mondial Correspondant country            138.54

Technical Case US                                     190.81
Technical case Mondial Group country                   96.82
Technical case Mondial Correspondant country          115.66

Question Only                                           4.10
Administrative                                        190.81

Permatel medical US                                    35.25
Permatel non medical US                                18.09